

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2015

Via E-mail
Ken Fei Fu Chang
Director and Chief Financial Officer
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District
Guangzhou, People's Republic of China

Re:     **China Mobile Games and Entertainment Group Limited**
        **Form 20-F for the Fiscal Year Ended December 31, 2013**
        **Filed March 7, 2014**
        **File No. 001-35645**

Dear Mr. Chang:

        We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Patrick Gilmore

                            Patrick Gilmore
                            Accounting Branch Chief